SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Recommendation Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Terremark Worldwide, Inc., a Delaware corporation (the “Company”), on February 11, 2011 and amended on February 15, 2011, February 18, 2011, March 1, 2011, March 15, 2011, March 30, 2011 and March 31, 2011. The Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the SEC on February 10, 2011 as amended on February 18, 2011, February 28, 2011, March 15, 2011, March 30, 2011, March 31, 2011 and April 1, 2011.
          Except as set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 8. Additional Information.
          Item 8, “Additional Information” is hereby amended and supplemented by inserting the following headings and paragraphs immediately following the last paragraph set forth under the heading “Additional Information— Elimination of Top-Up Option”:
          Expiration of the Offer.
          The Offer expired at midnight, New York City time, on Thursday, March 31, 2011. According to Computershare Trust Company, N.A., the depositary for the Offer, as of such time, an aggregate of 59,754,625 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 70.90% of the outstanding Shares calculated on a fully diluted basis and 84.06% of the outstanding Shares. Parent has advised the Company that Purchaser accepted for purchase all Shares that were validly tendered and not withdrawn and will promptly pay for such Shares.
          Representation on the Board.
          Upon Purchaser’s payment for Shares tendered in the Offer, the Merger Agreement provides that Parent is entitled to designate a number of directors on the Board as described above under the heading “Arrangements with Named Executive Officers, Directors and Affiliates of the Company—Arrangements with Parent, Purchaser or their Respective Executive Officers, Directors or Affiliates—Representation on the Board.” Following the appointment of Parent’s director nominees, such director nominees will constitute a majority of the Board. Parent’s director nominees are expected to be appointed to the Board on April 4, 2011.
          Subsequent Offering Period.
          On April 1, 2011, Purchaser commenced a subsequent offering period (the “Subsequent Offering Period”) to acquire the remaining untendered Shares. The Subsequent Offering Period will expire at 5:00 p.m., New York City time, on April 7, 2011, unless Parent and Purchaser extend the Subsequent Offering Period in accordance with the Merger Agreement and applicable law. During the Subsequent Offering Period, Purchaser will promptly purchase any Shares validly tendered that Stockholders did not previously tender in the Offer for the same consideration of $19.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, paid in the Offer. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the Offer, with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure; and (2) Shares validly tendered during the Subsequent Offering Period may not be withdrawn and Shares accepted for payment will be purchased on a daily, as-tendered basis.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2011	TERREMARK WORLDWIDE, INC.
	By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer